The Greenbrier Companies, Inc. One Centerpointe Drive Suite 200 Lake Oswego Oregon 97035 503 684 7000 Fax 503 684 7553

March 15, 2018

Ms. Melissa Raminpour

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549-3561

Re:	The Greenbrier Companies, Inc.

Form 10-K for Fiscal Year Ended August 31, 2017

Filed October 27, 2017

Form 8-K filed on January 5, 2018

File Nos. 001-13146

Dear Ms. Raminpour:

We are responding to the comments set forth in your letter on March 5, 2018. For ease of reference, we have repeated the SEC Staff’s comment in bold text preceding our response.

Form 10-K for the Fiscal Year Ended August 31, 2017

Notes to Consolidated Financial Statements, page 57

Note 19 – Segment Information, page 79

1.

We note that your disclosure in Note 19 includes a table at the bottom of the note with financial information related to the GBW Joint Venture segment such as revenue, earnings (loss) from operations, assets, depreciation and amortization, and capital expenditures. In light of the fact that these amounts appear to be related to the total amounts of the GBW Joint Venture entity, rather than your share of the amounts, as recorded in your financial statements as income (loss) related to equity method investments, please tell us, and revise to disclose why you believe it is appropriate to include these amounts in your segment disclosure. In this regard, if your CODM reviews certain total amounts of the joint venture in order to assess segment performance and allocate resources, please tell us and revise the note to clearly indicate this fact. Your disclosure should also be revised to clearly indicate that you do not own 100% of this joint venture and these amounts are not included in your financial statements. You should also disclose the percentage you own of the joint venture, and that your share of the joint venture earnings are included in the “earnings (loss) from unconsolidated

Ms. Melissa Raminpour

Securities and Exchange Commission

March 15, 2018

affiliates” line in the income statement. Also, we note that your discussion of the results of operations of the GBW Joint Venture segment within MD&A includes a discussion of the changes in revenue and margin. Please revise to only discuss the changes in your share of the equity method income (loss) as recorded in the “earnings (loss) from unconsolidated affiliates” line item.

The information disclosed in the GBW Joint Venture table in Note 19 (Segment Information) reflects the total amounts for GBW, rather than our 50% share. We believe this is appropriate as our Chief Operating Decision Maker (CODM) reviews GBW’s total results to assess segment performance and to allocate resources.

In future filings, beginning with our next Form 10-Q filing for the quarter ended February 28, 2018, we will revise our segment footnote disclosure to clearly indicate and disclose the following:

•	The segment information in the table for the GBW Joint Venture reflects total amounts for GBW rather than our 50% share and the reason we believe this is appropriate.

•	We account for our investment in GBW using the equity method of accounting and our 50% share of the joint venture’s results of operations are included in Earnings (loss) from unconsolidated affiliates on the income statement.

The following is a revised disclosure for the year ended August 31, 2017 and is illustrative of the disclosure we will incorporate into future filings, beginning with our next Form 10-Q filing for the quarter ended February 28, 2018, in our segment footnote.

“The Company has a 50% ownership interest in the GBW Joint Venture and accounts for its interest under the equity method of accounting. The Company’s 50% share of the results of operations are included in Earnings (loss) from unconsolidated affiliates in the Consolidated Statement of Income and its investment is included in Investments in unconsolidated affiliates in the Consolidated Balance Sheet. The GBW Joint Venture is Greenbrier’s fourth reportable segment. Information for 2017, 2016 and 2015 is included in the tables below which represent totals for GBW rather than Greenbrier’s 50% share, as this is how performance and resource allocation is evaluated.”

Ms. Melissa Raminpour

Securities and Exchange Commission

March 15, 2018

In future filings, beginning with our next Form 10-Q filing for the quarter ended February 28, 2018, we will also revise our discussion of the GBW Joint Venture’s results of operations within the MD&A to include only the changes in our share of the equity method income (loss) recorded in the Earnings (loss) from unconsolidated affiliates.

Form 8-K furnished on January 5, 2018

2.	We note from your earnings release furnished on Form 8-K on January 5, 2018, that you disclose several non-GAAP financial measures including Adjusted EBITDA, Adjusted net earnings attributable to Greenbrier, and Adjusted diluted earnings per share. Please revise to clarify that these measures are non-GAAP financial measures, and to include disclosure of why these measures are useful to investors, as required by Rule 10(e)(1)(i) of Regulation S-K and Instruction 2 to Item 2.02 of Form 8-K. In this regard, we note from your previous response letter dated February 21, 2017, that you responded you will include this language in future earnings releases, however the revised disclosure does not appear to have been made in this most recent earnings release. Please revise accordingly.

In our previous response letter dated February 21, 2017, we noted that we will include this language in future earnings releases. Following our response letter, we included this language in a number of earnings releases, but it was inadvertently excluded in the earnings release furnished on Form 8-K on January 5, 2018. We will ensure this language is included in future filings.

In future filings, beginning with our earnings release for the quarter ended February 28, 2018 which will be furnished on Form 8-K, we will disclose the specific reasons why Adjusted EBITDA, Adjusted net earnings attributable to Greenbrier and Adjusted diluted earnings per share provide useful information to investors. The following is illustrative of the disclosure we will incorporate in future filings.

“Adjusted EBITDA, Adjusted net earnings attributable to Greenbrier and Adjusted diluted earnings per share are not financial measures under generally accepted accounting principles (GAAP). These metrics are performance measurement tools commonly used by rail supply companies and Greenbrier. You should not consider these metrics in isolation or as a substitute for other financial statement data determined in accordance with GAAP. In addition, because these metrics are not measures of financial performance under GAAP and are susceptible to varying calculations, these measures presented may differ from and may not be comparable to similarly titled measures used by other companies.

Ms. Melissa Raminpour

Securities and Exchange Commission

March 15, 2018

We define Adjusted EBITDA as Net earnings before Interest and foreign exchange, Income tax expense and Depreciation and amortization. We believe the presentation of Adjusted EBITDA provides useful information as it excludes the impact of financing, foreign exchange, income taxes and the accounting effects of capital spending. These items may vary for different companies for reasons unrelated to the overall operating performance of a company’s core business.

Adjusted net earnings attributable to Greenbrier and Adjusted diluted earnings per share excludes the impact associated with items we do not believe are indicative of our core business or which affect comparability. We believe this assists in comparing our performance across reporting periods.”

We hope that this letter is fully responsive to your comments. If you have any further questions or comments or would like additional clarification, please contact me at (503) 598-3883.

Sincerely,

/s/ Lorie L. Tekorius

Lorie L. Tekorius

Executive Vice President

Chief Financial Officer

cc:	Adrian Downes, Chief Accounting Officer

Sherrill Corbett, Tonkon Torp

Sean Monahan, KPMG